UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34435

CHANGE HEALTHCARE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

3055 Lebanon Pike, Suite 1000 Nashville, TN 37214 (615) 932-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11.00% Senior Notes due 2019 11.25% Senior Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 01

[1]	On March 1, 2017, all of the then outstanding securities covered by this Form were redeemed and retired in accordance with the terms of the indentures governing such securities.

Pursuant to the requirements of the Securities Exchange Act of 1934, Change Healthcare Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 2, 2017	CHANGE HEALTHCARE HOLDINGS, INC.

	By:	/s/ Gregory T. Stevens
	Name:	Gregory T. Stevens
	Title:	Executive Vice President, General Counsel and Secretary